UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 05 February 2014

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Update 1: Fire underground at Doornkop mine

Johannesburg: Wednesday, 5 February 2014: Further to the statement issued this morning that an underground fire has broken out at Doornkop gold mine, the company is pleased to advise that rescuers have reached the eight employees located in the underground refuge bay, and are bringing them to surface. Efforts continue to establish the whereabouts of a further nine employees who are currently unaccounted for.

The fire was reported to have occurred in a stope adjacent to 192 level haulage (some 1 733m underground) at around 18:00 on Tuesday, 4 February 2014. Rescue teams were immediately dispatched underground, but access to the affected area is being hampered by smoke and a fall of ground.

Operations at the mine have been suspended.

Further updates will be provided as these become available.

The company will host a briefing for the media at 13:00.

Address: Doornkop gold mine, near Soweto

GPS co-ordinates: 26°12'48"S 27°46'45"E

ends.

Issued by Harmony Gold Mining Company Limited

5 February 2014

For more details contact:

Russell and Associates

Charmane Russell and/or James Duncan

Tel: +27 (0)11 880 3924
James Duncan mobile:
 +27 (0) 82 318 9855
Charmane Russell mobile:
+27 (0) 82 372 5816

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 05, 2014

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director